Exhibit 99.1

Hello everyone,

My name is Max Howard and I am the Transaction Manager here at Masterworks. We are excited to bring you a new offering, a painting by the contemporary Japanese artist, Yayoi Kusama.

In 2022, the Hirshorn Museum held a survey of the artist’s work titled “One with Eternity: Yayoi Kusama in the Hirshhorn Collection,” which opened in April 2022 and ran through the end of November 2022. Recently, Louis Vuitton unveiled “CREATING INFINITY: THE WORLDS OF LOUIS VUITTON AND YAYOI KUSAMA,” their latest collaboration with the artist on display at their stores around the world.

In 2021, Kusama’s total auction turnover totaled nearly $180 million, ranking her tenth among all artists and making her the most successful female artist in the world in terms of annual auction turnover.

To provide investment quality offerings by the artist, our acquisitions team has reviewed 425 examples of Kusama’s work from around the world, with a number of works priced in excess of $5 million.

The latest offering was executed in 1997 and belongs to the artist’s iconic and historically, commercially successful “Pumpkin” series. The small-scale painting features a central teal and black spotted pumpkin placed against a black and teal net background.

As of January 2023, the average price realized at auction for Pumpkins by Kusama, which are smaller than 12 by 12 inches, increased from approximately $270,000 in 2019 and 2020 to approximately $640,000 in 2022. On March 2, 2022, “Pumpkin (TOWSSO)” (2006), a yellow pumpkin on a black background, set the record for Pumpkins smaller than 12 by 12 inches, when it sold for $1.2 million at Christie’s, London.

Between July 2007 and April 2019, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 28.3%. Between October 1992 to September 2022, the record auction price for Kusama’s works has grown at a compound annualized rate of 25.4%.